SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 03/04 - January 28,2004

NOTICE TO THE MARKET

Companhia Paranaense de Energia - Copel informs its shareholders and the market that, with respect to the relevant notice already disclosed, regarding the signature of the agreement resulting from the renegotiation of the contracts for energy purchase between Copel and Companhia de Interconexão Energética - CIEN, the contract renegotiation was registered by the Brazilian Power Regulatory Agency ANEEL on December 23, 2003.

Likewise, we inform that the referred agreement contemplates the amount of R$ 315 million to be paid in installments from 2003 to 2007 (R$ 63 million per year). However, according to the decision made by the External Auditor, together with COPEL's Executive Officers, the amounts of the upcoming years (R$ 252 million) were already provisioned in 2003. The actual payments will occur as agreed in the Agreement Memorandum signed in August 2003.

For additional information, please contact Copel's Investor Relations team
Phone: (55-41) 222-2027
Ricardo Portugal Alves	ricardo.portugal@copel.com
Solange Elizabeth Maueler	solange@copel.com
Carlos Alberto C. Lucio	clucio@copel.com
Pedro Marcelo Gonçalves	pedro.marcelo@copel.com

Sincerely,

Ronald Thadeu Ravedutti
CFO and Investor Relations Officer

This report was previously approved by the Permanent Committee for Disclosure of Relevant Notices.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.